SEC FILE NUMBER 001-35330
CUSIP NUMBER 532403201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number:  001-35330

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lilis Energy, Inc.
Full Name of Registrant

Former Name if Applicable

201 Main St, Suite 700
Address of Principal Executive Office (Street and Number)

Fort Worth, TX 76102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lilis Energy, Inc., a Nevada corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal year ended March 31, 2020 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense, because the Company needs additional time to complete its financial statements and related disclosures.

On June 28, 2020, the Company and certain of its wholly owned subsidiaries (collectively with the Company, the “Company Entities”) filed voluntary petitions (“Bankruptcy Petitions”) for reorganization under Chapter 11 of Title 11 of the United States Code (“Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (“Bankruptcy Court”). The Company Entities have filed a series of motions with the Bankruptcy Court that, when granted, are expected to generally enable the Company Entities to maintain their operations as usual throughout the restructuring process.

As a result of the facts and circumstances discussed above, the Company’s attention to the Chapter 11 cases, and the additional time required by management to make appropriate revisions to the financial statements and disclosures included in the Quarterly Report to reflect the commencement of the Chapter 11 Cases, the preparation and completion of the Form 10-Q for the quarterly period ended March 31, 2020 has been delayed. In addition, COVID-19 has disrupted the Company’s operations, including its finance and accounting related processes, as management and employees have been forced to work from home. Additionally, due to the recent decrease in commodity prices, the Company had to lay off a significant number of employees in the months leading to the filing of the Bankruptcy Petitions to reduce general and administrative costs.

The significant additional time and resources required to support the discussions with its lenders and preferred stockholders, as described above, and the related administrative requirements associated with such discussions, and to also complete the Company's financial statements and related disclosures at this time, which may be impacted by the outcome of these ongoing discussions and any related course of action pursued by the Company, if any, have resulted in the Company being unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense.

The Company intends to file the Quarterly Report as soon as practicable after the completion of the Company’s financial statements and disclosures. The Quarterly Report is expected to include disclosure to express substantial doubt about the Company’s ability to continue as a going concern based on estimates of liquidity, including the effects of the Chapter 11 Cases, during the twelve months from the filing date of the Quarterly Report.

 PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph C. Daches	(817)	585-9001
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently estimates that for the three months ended March 31, 2020 compared with the three months ended March 31, 2019, total revenue decreased $4.9 million; gathering, processing and transportation costs decreased $0.9 million; and depreciation, depletion, amortization and accretion expense decreased $4.9 million. These anticipated decreases were primarily attributable to lower sales volumes, which are estimated to have decreased 177,583 BOE during the three months ended March 31, 2020 from the same period in 2019. In addition, the Company currently estimates that General and Administrative Expenses decreased by $3.9 million for the three months ended March 31, 2020 from the same period in 2019. The decrease was primarily attributable to a decrease in stock-based compensation, a decrease in personnel costs including severance costs and directors fees, and a decrease in professional services. The Company also anticipates its total gain from commodity derivatives to be $21.2 million for the three months ended March 31, 2020, compared with a $10.6 million loss for the three months ended March 31, 2019.

The foregoing statements are based on our current expectations and assumptions as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ from these preliminary estimates. The risks include, but are not limited to, unexpected changes arising during the ongoing quarterly review procedures. The results presented herein are preliminary, unaudited and subject to change pending the filing of the Quarterly Report.

Certain statements contained in this Form 12b-25, and certain statements contained in the Quarterly Report, will include forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this Form 12b-25 that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this Form 12b-25 include, but are not limited to, statements related to the Company’s expectations regarding the Chapter 11 Cases, the filing of its Form 10-Q, the results of operations disclosed therein, and other non-historical statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company. See “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The forward-looking statements in this Form 12b-25 are made as of the date hereof, and the Company does not undertake any obligation to update the forward-looking statements as a result of new information, future events or otherwise.

Lilis Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2020	LILIS ENERGY, INC.
	By:	/s/ Joseph C. Daches
Name: Joseph C. Daches
Title: Chief Executive Officer, President, and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).